Exhibit 99.1

Press release 5 July 2024

Report from the Extra General Meeting of Olink Holding AB (publ) on 5 July 2024

At the Extra General Meeting (the “EGM”) of Olink Holding AB (publ), reg. no 559189-7755 (the “Company”), the EGM adopted, inter alia, the following resolutions. For more detailed information regarding the contents of the resolutions, please refer to the notice to the EGM and the complete proposals, which have previously been published and are available on the Company’s website, www.olink.com.

Resolution on compensation to the board of directors

The EGM resolved, in accordance with the majority shareholder’s proposal, to grant each board member compensation in addition to the compensation resolved by the annual general meeting. This additional compensation will be paid in tranches over a number of years.

The total value of the additional compensation is USD 127,504.

For more information please contact:

IR Contact

David Deuchler, CFA

Gilmartin Group

olink@gilmartinir.com

Media Contact

Michael B. Gonzales

VP Global Marketing

Mobile: + 1 415 308 6467

Michael.gonzales@olink.com